EXHIBIT 2

In the District Court in Tel Aviv

         THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("THE COMPANY")

      NOTICE OF THE SUBMISSION OF AN APPLICATION TO THE COURT, PURSUANT TO
                              COMPANIES REGULATIONS
             (APPLICATION FOR A SETTLEMENT OR ARRANGEMENT) 5762-2002

On the Matter of:   The Industrial Development Bank of Israel Ltd., Public
                    Company No. 52-002191-4
                    Address: 82 Menachem Begin Road, Tel Aviv
                    Attorneys for the Company: Adv. Herzog, Fox & Neeman Law
                    Office Of 4 Weitzmann Street, Tel Aviv 64239
                    Tel: 03-6922020 Fax: 03-6966464

A notice is hereby submitted that on this day, the 6th of July 2008, the Company has submitted an application to authorize an arrangement, pursuant to section 350 of the Companies Law, 5759-1999, to the District Court in Tel Aviv.

A copy of the application and all documents attached thereto will be issued without payment to any interested party upon the receipt of a written demand.

In accordance with Regulation 11 of the Companies Regulations (Application for a Settlement or an Arrangement), 5762-2002, any person who wishes to object to the application should submit his objection to the Court by the 14th day of September, 2008.

                                  THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.